Additional Information for Shareholders of Anchor Bancorp, Inc. Filed by Old National Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Anchor Bancorp, Inc. The following excerpts relating to Old National Bancorp’s pending acquisition of Anchor Bancorp, are from the slide presentation of a conference call held by executive officers of Old National Bancorp on October 24, 2017 in connection with Old National Bancorp’s announcement of its financial results for the quarter ended September 30, 2017.

Additional Information for Shareholders of Anchor Bancorp, Inc. Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-220434) that includes a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Anchor shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorlink.com under the tab “About Us.” ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s (“Old National’s”) financial condition, results of operations, asset and credit quality trends and profitability. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger with Anchor might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; satisfaction of closing conditions for the Anchor merger; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; disruptive technologies in payment systems and other services traditionally provided by banks; computer hacking and other cybersecurity threats; other matters discussed in this presentation and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this presentation, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Tax Credits YTD 9-30-17 as Reported 4Q17 Forecast1 Full-Year 2017 Forecast1 Tax credit amortization (Recognized in Noninterest Expense) $0 $12.7 to $22.2 $12.7 to $22.2 Income tax benefit $6.1 $8.8 to $19.0 $14.9 to $25.1 After-tax income (loss) on tax credits2 $6.1 ($3.9) to ($3.2) $2.2 to $2.9 After-tax income (loss) on tax credits2 (per share) $0.04 ($0.025) to ($0.02) $0.015 to $0.02 FTE Tax rate 26% to 30% GAAP Tax rate 16% to 21% $ in millions except per-share data 1 Includes anticipated impact of tax credits from the pending partnership with Anchor Bancorp - Minnesota 2 Does not include the benefit of additional products and services gained through the tax credit projects, such as commercial loan fees and deposits Includes impact of tax credit projects closed since 1-1-2016

ONB 3rd Quarter Themes Strong loan growth Stable cost of deposits Benign credit cost Momentum on expenses Anchor partnership

Transforming Old National's Landscape

2011
- Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
- Consolidation of 44 branches
- Sold non-strategic market – Chicago-area - 4 branches
- FDIC-assisted acquisition of Integra Bank July, 2011

2012
- Acquired Indiana Community – Entry into Columbus, IN September, 2012
- Consolidation of 21 branches

2013
- Sold 12 branches
- Acquired 24 MI / IN branches July, 2013
- Consolidation of 22 branches

2014
- Acquired Tower Financial – Enhancing Ft. Wayne, IN presence April, 2014
- Acquired United Bancorp — Entering Ann Arbor, MI July, 2014
- Consolidation of 4 branches
- Acquired LSB Financial Corp.– Enhancing Lafayette, IN presence November, 2014

2015
- Acquired Founders Financial Corporation– Entry into Grand Rapids, MI January, 2015
- Sold non-strategic market – Southern IL – 12 branches + 5 branches
- Consolidation of 23 branches

2016
- Acquired Anchor BanCorp Wisconsin Inc. – Entering the state of Wisconsin May, 2016
- Consolidation of 5 branches

2017
- Announced Intent to Acquire Anchor Bancorp, Inc. – Entering Minneapolis August, 2017
- Consolidation of 15 branches + 14 Pending

Acquired 188 | **Sold 33** | **Consolidated 134 + 14 Pending**

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